THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR REGISTERED OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, THE TERMS AND CONDITIONS, WHICH ARE SET FORTH IN THIS AGREEMENT.

AMENDED AND RESTATED OPERATING AGREEMENT OF MARLO'S BAKESHOP, LLC A CALIFORNIA LIMITED-LIABILITY COMPANY

By this AMENDED AND RESTATED OPERATING AGREEMENT (the "Agreement") is made and entered into on January 1, 2017 by and among those persons whose names and signatures are set forth below as the Members of Marlo's Bakeshop, LLC, a California Limited-Liability Company (the "Company").

WITNESSETH THAT:

WHEREAS, on September 9, 2013, the Company was formed by Marlo Giudice (the "Initial Members") by filing the Articles of Organization (the "Articles") with the Secretary of State of the State of California;

WHEREAS, the Company and the Initial Members entered into that certain Operating Agreement, dated as of January 1, 2017 ("Prior Agreement"), and which such parties desire to amend and restate as set forth in this Agreement and admit additional Members to the Company; and

NOW, THEREFORE, in consideration of the premises, the mutual covenants, and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Initial Members hereby agree to restate the Prior Agreement as follows:

ARTICLE I.

DEFINITIONS

When used in this Agreement, the following capitalized terms shall have the meanings provided below:

1.1. "Act."

"Act" means the California Revised Uniform Limited-Liability Company Act, contained in California Corporations Code Section 17701.01 et seq., as amended from time to time.

1.2. "Affiliate."

"Affiliate of a Member or Manager" means any Person under the control of, in common control with, or in control of a Member or Manager, whether that control is direct or indirect. The term "control," as used herein, means, with respect to a corporation or limited-liability company, the ability to exercise more than fifty percent (50%) of the voting rights of the controlled entity, and with respect to an individual, partnership, trust, or other entity or association, the ability, directly or indirectly, to direct the management or policies of the controlled entity or individual.

1.3. "Agreement."

"Agreement" means this Amended and Restated Operating Agreement, in its original form and as amended from time to

time.

1.4. "Articles."

"Articles" means the Articles of Organization filed with the California Secretary of State forming this limited-liability company, as initially filed and as they may be amended from time to time.

1.5. "Bankruptcy."

"Bankruptcy" means, with respect to any Person, being the subject of an order for relief under Title 11 of the United States Code, or any successor statute or other statute in any foreign jurisdiction having like import or effect.

1.6. "Capital Account."

"Capital Account" means the amount of the capital interest of a Member in the Company, consisting of the amount of money and the fair market value, net of liabilities, of any property initially contributed by the Member, as (1) increased by any additional contributions and the Member's share of the Company's profits; and (2) decreased by any distribution to that Member as well as that Member's share of Company losses.

1.7. "Capital Contribution."

"Capital Contribution" means the total amount of money and the fair market value, net of liabilities, of any property contributed by the Members to the Company.

1.8. "Code."

"Code" means the Internal Revenue Code of 1986, as amended from time to time, or any corresponding provision of any succeeding revenue law.

1.9. "Company."

"Company" means Marlo's Bakeshop, LLC, the entity formed in accordance with this Agreement and the Articles.

1.10. "Company Minimum Gain."

"Company Minimum Gain" shall have the same meaning as set forth for the term "Partnership Minimum Gain" in the Regulations Section 1.704-2(d).

1.11. "Corporations Code."

"Corporations Code" means the California Corporations Code, as amended from time to time and the provisions of any succeeding law.

1.12. "Distribution."

"Distribution" means the transfer of money or property by the Company to the Members without consideration.

1.13. "Economic Interest"

"Economic Interest" means a Person's right to share in the income, gains, losses, deductions, credit, or similar items of, and to receive distributions from, the Company, but does not include any other rights of a Member, including the right to vote or to participate in management.

1.14. "Fiscal Year."

"Fiscal Year" means the Company's fiscal year, which shall be the calendar year.

1.15. "Founders Interest"

"Founders Interest" means a Person's right to share in the income, gains, losses, deductions, credit, or similar items of, and to receive distributions from, the Company, and includes the right to vote or to participate in management.

1.16. "Majority Interest."

"Majority Interest" means the interest of the Members holding greater than fifty percent (50%) of the total Founders Interests (those holding Common Units) held by the Members.

1.17. "Manager."

"Manager" means the Person or Persons designated as such in within this Agreement.

1.18. "Member."

"Member" means each Person who (1) has been admitted into membership in the Company and holds a Unit as defined within this Agreement; (2) executes or causes to be executed this Agreement and any subsequent amendments hereto; and (3) has not engaged in conduct resulting in a terminated membership for any other reason.

1.19. "Member Nonrecourse Debt."

"Member Nonrecourse Debt" shall have the same meaning as set forth for the term "Partnership Nonrecourse Debt" in Regulations Section 1.704-2(b)(4).

1.20. "Member Nonrecourse Deductions."

"Member Nonrecourse Deductions" means items of Company loss, deduction, or Code Section 705(a)(2)(B) expenditures which are attributable to Member Nonrecourse Debt.

1.21. "Membership Interest."

"Membership Interest" means a Member's rights in the Company, collectively, including the rights granted by the type of Units that the Member holds.

1.22. "Negative Capital Account."

"Negative Capital Account" means a Capital account with a balance of less than zero.

1.23. "Net Profits" and "Net Losses."

"Net Profits" and "Net Losses" mean the Company's income, loss, and deductions computed at the close of each fiscal year in accordance with the accounting methods used to prepare the Company's information tax return filed for federal income tax purposes.

1.24. "Nonrecourse Liability."

"Nonrecourse Liability" has the meaning provided in the Regulations Section 1.752-1(a)(2).

1.25. "Percentage Interest."

"Percentage Interest" means a Member's right to receive distributions of profits and losses in the Company, as determined by the number of Units owned by the Member as a proportion of all other Units issued by the Company, and as further defined in Section 4.5.

1.26. "Person."

"Person" means an individual, partnership, limited partnership, corporation, limited-liability company, registered limited liability partnership, trust, association, estate, or any other entity.

1.27. "Positive Capital Account."

"Positive Capital Account" means a Capital Account with a balance greater than zero.

1.28. "Preferred Unit Holder."

"Preferred Unit Holder" shall mean a Person who has agreed to and complied with the Company's Subscription Agreement. Preferred Unit Holders will contribute capital to the Company in exchange for "Preferred Units," and the number of Preferred Units purchased will determine the Preferred Unit Holder's Percentage Interest in the Company. By executing the Subscription Agreement, the Preferred Unit Holder agrees to be bound by all of the terms and conditions of this Agreement as if they originally executed this Agreement as a Member.

1.29. "Regulations."

"Regulations," as used in this Agreement, refers to the income tax regulations of the United States Treasury Department promulgated under the Code, including any temporary regulations, and any successor regulations which may be promulgated.

1.30. "Right of First Refusal."

"Right of First Refusal" means the right of a Person to be given the opportunity to enter into a proffered business transaction with the Company before the offer is made to others who do not have this right. If the Person with the Right of First Refusal declines to enter into the transaction within the time set by the Company, the Company may make the offer to other interested parties.

1.31. "Secretary of State."

"Secretary of State" means the Secretary of State for the State of California.

1.32. "Tax Matters Member."

"Tax Matters Member" ("Tax Matters Partner"), as defined in Code Section 6231(a)(7) is that Person designated by the Company to serve as the Company's representative in all examinations of the Company's affairs by taxing authorities.

1.33. "Units"

"Units" shall mean Common Units or Preferred Units as defined in Section 3.1 of this Agreement.

ARTICLE II.

FORMATION AND ORGANIZATION

2.1. Initial Date and Initial Parties.

This Agreement is first entered into on January 1, 2017, by and among the Company and the Persons who are Members of the Company on that date.

2.2. Subsequent Parties.

No Person may become a Member of the Company without agreeing to and without becoming a signatory of this Agreement, and any offer or assignment of a Membership Interest, or the purchase of a Unit through a Unit Purchase Agreement, is contingent upon the fulfillment of this condition.

2.3. Name.

The name of this Company is Marlo's Bakeshop, LLC.

2.4. Term.

The Company commenced upon the filing of its Articles and it shall continue in existence unless terminated under the provisions of the Act, or this Agreement.

2.5. Principal Place of Business.

The Company will have its principal place of business at 1517 North Point St Ste 325 San Francisco, CA 94123, or at any other address within the State of California upon which the Manager determines. The Company shall maintain its principal executive offices at its principal place of business, as well as all records and documents which it is required to keep by the Act.

2.6. Resident Agent.

The name and address of the Company's agent for service of process in the State of California are Marlo Giudice at 3015 Van Ness Unit 11 San Francisco, CA 94109.

2.7. Names and Addresses of Members and Manager.

The name, present mailing address, Units owned, and Percentage Interest of each Member is listed on Exhibit A attached hereto.

2.8. Authorization and Purpose.

Pursuant to the California Revised Uniform Limited-Liability Company Act, the Members have formed this Company and, in accordance therewith, have filed Articles of Organization with the Secretary of State. The Members intend to govern the Company in accordance with the Act, the Articles, and this Agreement and to have their rights and liabilities in connection with the Company to be so determined. In the event of any conflict between the Act and the Articles and Agreement, this Agreement will control, to the extent permitted by the Act. The purpose of the Company is to engage in any lawful business activity that is permitted by the Act.

ARTICLE III.

UNITS, QUALIFICATIONS AND VOTING RIGHTS

3.1. Membership Units.

The Company shall be authorized to issue the Units described in this Agreement. The first class of Units is designated "Common Units." The second class of Units is designated "Preferred Units." Each of the classes of Units shall have the voting powers, designations, preferences, and relative, participating, optional, or other special rights, qualifications, limitations, or restrictions, if any, as set forth in this Agreement.

Common Units shall have a Founder's Interest as defined within Section 1.15 and shall have the rights and preferences as articulated within this Agreement.

Preferred Units shall have an Economic Interest as defined within Section 1.13, and shall have the rights and preferences as articulated within this Agreement.

3.2 Qualifications to Hold Preferred Units.

In order to purchase and acquire Preferred Units ("Purchaser"), the Purchaser of Preferred Units as listed in <u>Exhibit A</u> is representing and warranting that:

(a) Purchaser has full power and authority to enter into this Agreement, and that this Agreement constitutes the Purchaser's valid and legally binding obligation, enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, or by laws relating to the availability of a specific performance, injunctive relief, or other equitable remedies.

(b) Purchaser is purchasing the Membership Interest for Purchaser's own account for investment purposes only and not with a view to, or for sale in connection with, a distribution of the Membership Interest within the meaning of the Securities Act of 1933, as amended (the "1933 Act"). Purchase acknowledges that neither the California Commission of Corporations, nor any other federal or state agency has passed on the Membership Interest, or made any declaration of fairness as to the investment.

(c) Purchaser has no present intention of selling or otherwise disposing of all or any portion of the Membership Interest.

(d) Purchaser has had access to all information regarding the Company and its present and prospective business, assets, liabilities, and financial condition that Purchaser reasonably considers important in making the decision to purchase the Membership Interest, and Purchaser has had ample opportunity to ask questions of the Company's representatives concerning such matters and this investment.

(e) Purchaser is fully aware of: (i) the Company's status as a newly formed LLC; (ii) the highly speculative nature of the investment in the Membership Interest; (iii) the financial hazards involved in such a purpose; (iv) the lack of liquidity of the Membership Interest and the restrictions on transferability of the Membership Interest (e.g., that Purchaser may not be able to sell or dispose of the Membership Interest or use it as collateral for loans); and (v) the qualifications and background of the Manager(s) of the Company.

(f) Purchaser is capable of evaluating the merits and risks of this investment, has the ability to protect Purchaser's own interests in this transaction, and is financially capable of bearing a total loss of this investment. Purchaser has been advised to consult his/her own attorney concerning the Company, this Agreement, and the Subscription Agreement, and to consult an independent tax counsel regarding the tax considerations of participating in the Company.

(g) At no time was Purchaser presented with or solicited by any publicly issued or circulated newspaper, mail, radio, or television, or any other form of general advertising in connection with the sale and purchase of the Membership Interest.

(h) Purchaser has carefully reviewed and understands the risks of, and other considerations relating to, a purchase of the Membership Interest and has the capacity to protect his/her own interest in connection with the investment.

(i) The Manager has answered all inquires that the Purchaser and Purchaser's representatives, if any, have put to it concerning the Company, its proposed activities, and the sale of the Membership Interest.

5

(j) Purchaser has a net worth in excess of $1 million not including its primary residence, or has individual income in excess of $200,000 in each of the two most recent years and reasonably expects an income in excess of $200,000 in the current year, or joint income together with his or her spouse or domestic partner of $300,000 in each of those 2 years and an expected joint income of $300,000 in the current year. If Purchaser is a partnership, each partner is within the above standard.

(k) Purchaser's principal residence is located at the address indicated beneath Purchaser's name on Exhibit A attached.

3.3. Units Issued.

There are hereby established and authorized for issuance by the Company 13,000,000 Units, of which 10,000,000 are designated Common Units and 3,000,000 are designated Preferred Units. The respective number of Units held by each Member are as set forth opposite such Member's name on Exhibit A, as such exhibit may be amended from time to time in accordance with the terms of this Agreement.

3.4. Issuance of Additional Securities.

The Managers shall have the authority to issue the Units and to provide for or change the voting powers, designations, preferences, and relative, participating, optional, or other special rights, qualifications, limitations, or restrictions, if any, of Units, and each class thereof, in accordance with the terms of this Agreement, provided a majority of the Common Units cast an affirmative vote for such issuance and/or changes. Upon a Majority Interest vote, the Members shall have the right to cause the Company to authorize and issue or sell to any Persons, for capital raising purposes: (a) additional Units of any class or series (including other classes or series of Units having different rights); (b) obligations, evidences of indebtedness, or other securities convertible into Units, and (c) warrants, options, or other rights to purchase or otherwise acquire Units. Each holder of Preferred Units shall have the right to participate in any additional issuances of units sold for cash (and not services), and shall be capable of purchasing enough units to maintain the holder's ownership interest.

3.5. Voting Rights.

Each holder of Common Units shall be entitled to one vote for each Common Unit owned, and shall be entitled to notice of any Member meeting in accordance herewith. Fractional votes shall not be permitted.

PREFERRED UNIT HOLDERS SHALL HAVE NO VOTING OR MANAGEMENT RIGHTS. FOR AVOIDANCE OF DOUBT, ANY REFERENCE TO MANAGEMENT OR A VOTE BY THE MEMBERS SHALL BE EXCLUSIVELY REFERENCING THOSE MEMBERS HOLDING COMMON UNITS.

ARTICLE IV.

CAPITAL CONTRIBUTIONS AND ACCOUNTS

4.1. Initial Capital Contributions.

Each Member shall contribute such amount as his/her initial Capital Contribution as is set forth in the Prior Agreement, Exhibit A, or in a Subscription Agreement signed by the Member. Exhibit A shall be revised to reflect any additional contributions pursuant to the terms of this Agreement. No Member shall be entitled to a return of any capital contributed to the Company, except as expressly provided in this Agreement, nor shall any Member be entitled to receive interest payments in connection with any contribution of capital to the Company.

4.2. Additional Contributions.

No Member shall be required to make any additional contribution to the Company. However, upon agreement by the Manager and a Majority Interest that additional capital is desirable or necessary, any Member may, but shall not be required to, contribute additional capital to the Company on a pro rata basis consistent with the Percentage Interest of each of the Members. Upon receipt of such additional contributions, the Members' capital accounts shall be adjusted accordingly.

4.3. Capital Accounts.

A Capital Account shall be created and maintained by the Company for each Member, in conformance with Regulations Section 1.704-1(b)(2)(iv) which shall reflect all Capital Contributions to the Company. Should any Member transfer or assign all or any part of his or her membership interest in accordance with this Agreement, the successor shall receive that portion of the Member's Capital Account attributable to the interest assigned or transferred. Furthermore, each Member's Capital Account shall be adjusted in accordance with the following provisions:

(a) A Member's Capital Account shall be increased by that Member's Capital Contributions and share of Profits, and any items in the nature of income or gain that are specially allocated to that Member pursuant to this Agreement.

(b) A Member's Capital Account shall be increased by the amount of any Company liabilities assumed by that Member subject to and in accordance with the provisions of Reg §1.704-1(b)(2)(iv)(c).

(c) A Member's Capital Account shall be decreased by (a) the amount of cash distributed to that Member; (b) the gross asset value of any property of the Company so distributed, net of liabilities secured by such distributed property that the distributee Member is considered to assume or to be subject to under IRC §752; and (c) the amount of any items in the nature of expenses or losses that are specially allocated to that Member pursuant to this Agreement.

(d) A Member's Capital Account shall be reduced by the Member's share of any expenditures of the Company described in IRC §705(a)(2)(B) or which are treated as IRC §705(a)(2)(B) expenditures pursuant to Reg §1.704-1(b)(2)(iv)(i) (including syndication expenses and losses nondeductible under IRC §§267(a)(1) or 707(b)).

(e) If any Membership Interest (or portion thereof) is transferred, the transferee of such Membership Interest or portion shall succeed to the transferor's Capital Account attributable to such interest or portion.

(f) The principal amount of a promissory note that is not readily traded on an established securities market and that is contributed to the Company by the maker of the note shall not be included in the Capital Account of any Person until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Reg §1.704-1(b)(2)(iv)(d)(2).

(g) Each Member's Capital Account shall be increased or decreased as necessary to reflect a revaluation of the Company's property assets in accordance with the requirements of Reg §§1.704-1(b)(2)(iv)(f) and 1.704-1(b)(2)(iv)(g), including the special rules under Reg §1.701-1(b)(4), as applicable. The provisions of this Agreement respecting the maintenance of Capital Accounts are intended to comply with Reg §1.704-1(b) and shall be interpreted and applied in a manner consistent with those Regulations.

4.4. Failure of Member to Make Contribution.

All Members shall make timely payment to the Company of required Capital Contributions. The failure of any Member to make such a contribution will render him or her in default under this Agreement. If a default occurs, the Manager will give the defaulting Member written notice that the default must be cured within fifteen (15) days from the date that such notice is mailed. If the defaulting Member fails to make the required Capital Contribution to the Company within the fifteen (15)-day period, a majority of the nondefaulting Members may, at their sole discretion, elect to take any of the following actions:

(a) Require a Member who was to contribute property or services to contribute cash equal to the fair market value, or agreed value if stated in writing and signed by the Company and the Member, of the contribution that was not made;

(b) Exhibit A may be adjusted to reflect actual Capital Contributions, so that each Member's interest may be represented by a fraction, the numerator of which consists of the Member's actual Capital Contribution and the denominator of which is the total actual Capital Contributions of all the Members;

(c) The nondefaulting Members may elect to dissolve the Company, in which case the Company shall be duly liquidated and wound up in accordance with this Agreement;

(d) The Company or the nondefaulting Members may purchase the defaulting Member's interest in accordance with the terms and conditions described in Article VIII, except that the purchase price shall be seventy-five percent (75%) of that which would otherwise be paid in a purchase under Article VIII;

(e) The defaulting Member shall forfeit his or her voting and approval rights under this Agreement, the Articles, and the Act, until the default is cured;

(f) The defaulting Member shall lose his or her right to receive distributions until the nondefaulting Members who advance funds to the Company shall be repaid those monies as well as a cumulative, noncompounded return thereon at the rate of ten percent (10%) per annum; or

(g) The defaulting Member shall lose his or her ability to participate, whether as Member or Manager, in the management and affairs of the Company, until the default is cured.

Each Member agrees that: (1) the Company and the nondefaulting Members shall incur certain costs, obligations, and damages in the event of a default by any Member, which shall be extremely difficult to ascertain; (2) the remedies described in this Section bear a reasonable relationship to the damages that may be suffered in the event that any Member defaults in his or her obligation to make the required Capital Contribution to the Company; and (3) election of any of the foregoing remedies would not be unreasonable based on the facts and circumstances existing as of the date that this Agreement is executed.

4.5. Percentage Interests.

If all $200,000 in contributions are made, the Members will have the Percentage Interests set forth in Exhibit A.

The Percentage Interests set forth in Exhibit A assume that the Company raises a total of $200,000 from Preferred Unit Holders. The private offering involves 1,600,000 Preferred Units at $0.125 per Preferred Unit (the "Original Issuance Price"). If fewer than 1,600,000 Preferred Units are sold, the actual units sold would have a total Percentage Interest based on this formula: Actual Number of Preferred Units sold divided by common units outstanding plus actual units sold. For example, if 1,000,000 Units are sold and $125,000 is received from Preferred Unit Holders, the total Percentage Interests to Preferred Unit Holders would be 11.11% (1,000,000 / 9,000,000).

4.6. Changes to Percentage Interests.

In certain events, the Percentage Interests set forth herein will be changed and adjusted appropriately by the Manager. The events include: a change in the total capital of the Company, the failure of any person to make capital contributions, the admission of a new or substitute Member, a reorganization of the Company, or a transfer, purchase, or redemption of all or part of a Member's interest in the Company. Such adjustment shall be made by the Managers. Any adjustment shall be effective as of the date of the event necessitating the adjustment.

ARTICLE V.

MEMBERS

5.1. Limitation of Liability.

No Member shall be personally liable for the debts, obligations, liabilities, or judgments of the Company solely by virtue of his or her Membership in the Company, except as expressly set forth in this Agreement or required by law.

5.2. Additional Members.

The Manager may admit additional Members to the Company only by an affirmative vote of a Majority Interest. Additional Members shall be sold the class and number of Units at the discretion of the Manager upon agreement by the existing Members holding a Founders Interest. Likewise, the Manager shall determine and the existing Members holding a Founders Interest shall agree upon an Additional Member's participation in "Net Profits," "Net Losses," and distributions, as those terms are defined in Article I. Exhibit A shall be amended to include the name, present mailing address, Units, and Percentage Interest of any Additional Members.

5.3. Competing Activities.

The Members and their officers, directors, shareholders, partners, managers, agents, employees, and Affiliates are permitted to participate in other business activities which may be in competition, direct or indirect, with those of the Company. The Members further acknowledge that they are under no obligation to present to the Company any business or investment opportunities, even if the opportunities are of such a character as to be appropriate for the Company's undertaking. Each Member hereby waives the right to any claim against any other Member or Affiliate on account of such competing activities. Provided, however, that the provisions of this Section do not apply to Members who are Managers of the Company.

5.4. Compensation of Members.

No Member or Affiliate shall be entitled to compensation for services rendered to the Company, absent agreement by the Members. However, Members and Affiliates shall be entitled to reimbursement for the actual cost of goods and services provided to the Company, including, without limitation, reimbursement for any professional services required to form the Company.

5.5. Transactions with the Company.

The Manager may permit a Member to lend money to and transact business with the Company, subject to any limitations contained in this Agreement or in the Act. To the extent permitted by applicable laws, such a Member shall be treated like any other Person with respect to transactions with the Company.

5.6. Members Are Not Agents.

Each of the Members of the Company has agreed to delegate the management of the Company to the Manager and, accordingly, expressly relinquishes any rights he or she might otherwise have to act on behalf of the Company, to incur liability on behalf of the Company or to bind the Company in any way. Unless authorized by the Act, this Agreement or the Manager, Members shall not act as agents of the Company.

5.7. Member Meetings.

No annual or regular meetings of the Members are required to be held. However, if such meetings are held, such meetings shall be noticed, held, and conducted pursuant to the Act. In any instance in which the approval of the Members is required under this Agreement, such approval may be obtained in any manner permitted by the Act or as set forth in Section 5.8 below. Unless otherwise provided in this Agreement, (i) approval, consent, vote, determination, resolution, or other action of the Members shall mean the affirmative approval or consent of Members who hold a Majority Interest; and (ii) in any other case under this Agreement which shall require an action or authorization on the part of Members, such action or authorization may be taken or given only by Members holding a Majority Interest.

5.8. Actions Without Meetings.

Any action that may be taken at a meeting of the Members may be taken without a meeting and without prior notice, if written consents to the action are submitted to the Company within sixty (60) days of the record date for the taking of the action, executed by Members holding a sufficient number of votes to authorize the taking of the action at a meeting at which all Members entitled to vote thereon are present and vote. All such consents shall be submitted to the Managers and shall be maintained as a part of the Company's records. Any Member who signs such a written consent, or the Member's proxy holders, may revoke the consent by submitting a written revocation to the Managers which is received prior to the filing with the Company of a sufficient number of written consents to authorize the taking of the action. Unless written solicitations of consent have been circulated to all Members entitled to vote: (1) notice of any action taken pursuant to submission of written consents shall immediately be given to any Member who did not submit a written consent; and (2) if the action to be taken is the dissolution or merger of the Company, such action shall not be consummated until at least ten (10) days after notice is received by each Member who has not consented in writing to the action.

5.9. Applicability to Prior Activities.

The Members and Managers acknowledge a Member and/or Manager may have been engaged to provide services to the Company for a period of time prior to the date of this Agreement. Accordingly, the Members and Managers agree that if and to the extent that, during the prior engagement period: (i) the Member or Manager received access to any information from or on behalf of Company that would have been Company Confidential Information if the Member or Manager received access to such information during the period of engagement with Company under this Agreement; or (ii) the Member or Manager conceived, created, authored, invented, developed, or reduced to practice any item, including any intellectual property rights with respect thereto, that would have been an "Invention" if conceived, created, authored, invented, developed, or reduced to practice during the period of his/her engagement with the Company as a Manager or Member; then any such information shall be deemed "Company Confidential Information" hereunder and any such item shall be deemed an "Invention" hereunder, and this Agreement shall apply to such information or item as if conceived, created, authored, invented, developed or reduced to practice under this Agreement.

5.10. Confidentiality.

"Confidential Information" means any non-public information that relates to the actual or anticipated business and/or products, research, or development of the Company, its affiliates, or subsidiaries, or to the Company's, its affiliates', or subsidiaries' technical data, trade secrets, or know-how, including, but not limited to, research, product plans, or other information regarding the Company's, its affiliates', or subsidiaries' products or services and markets therefor, customer lists and customers (including, but not limited to, customers of the Company on whom the Member called or with whom the Member became acquainted during the term their engagement with the Company) software, developments, inventions, processes, formulas, technology, designs, drawings, engineering, hardware configuration information, marketing, finances, and other business information disclosed by the Company, its affiliates or subsidiaries, either directly or indirectly, in writing, orally or by drawings or inspection of premises, parts, equipment, or other property of Company, its affiliates or subsidiaries.

5.11. Ownership.

The Managers agree that all right, title, and interest in and to any copyrightable material, notes, records, drawings, designs, inventions, improvements, developments, discoveries, and trade secrets conceived, discovered, authored, invented, developed, or reduced to practice by a Manager, solely or in collaboration with others, and arising out of, or in connection with, performing their activities as a Manager of the Company and any copyrights, patents, trade secrets, mask work rights, or other intellectual property rights relating to the foregoing (collectively, "Inventions"), are the sole property of the Company. Any intellectual property or invention that a Manager does not intend to assign to the company which relates to the Company's business shall be listed by each Manager within Exhibit B.

ARTICLE VI.

MANAGEMENT

6.1. Exclusive Management.

The Company shall be managed by one Manager. The Manager, or Managers, shall have exclusive authority, discretion, power, and control to manage the property, business, and affairs of the Company, and to make all decisions and perform all services incident to the management thereof, except as otherwise provided in this Agreement or the Act. While the Managers may call informational meetings from time to time, or may seek or accept comments and input from Members, final management decisions shall reside solely in the Managers.

The Company's Manager shall be Marlo Giudice.

The Company may, from time to time, fix the number of Managers that it shall have, upon an affirmative vote of the Majority Interest. However, the Company may not have less than one (1) Manager at any time. Should the Members elect to decrease the number of Managers to less than two, the Articles shall be amended to so indicate. Unless a Manager resigns or is removed, each Manager shall serve until a successor has been elected and qualified to serve. The Manager shall be elected by the Majority Interest approval of the Members entitled to vote. The Manager may, but need not, be a Member. The Managers need not be individuals, residents of the State of California, or citizens of the United States.

(a) A Manager may be removed at any time, with or without cause, upon the Majority Interest approval of the Members entitled to vote. No Member will be excluded from voting simply because the vote involves them personally, or their status as a Manager. The removal shall be without prejudice to the rights, if any, of the Manager under any employment contract with the Company. If the Manager is a Member, his or her removal shall not affect any rights he or she has as a Member, nor shall it constitute a withdrawal from Membership.

(b) A Manager may resign at any time by providing written notice to each Member. The resignation shall be effective immediately upon receipt of the notice, unless a later time is specified in the notice. Acceptance of the resignation is not required to make it effective, unless the notice provides otherwise. Except as expressly stated in this Agreement, the resignation shall be without prejudice to the rights, if any, of the Company under any contract with the Manager. If the Manager is a Member, his or her resignation shall not affect any rights he or she has as a Member, nor shall it constitute a withdrawal from Membership.

(c) A vacancy shall exist if any Manager is removed, resigns, becomes physically unable to perform his/her duties for a period of three (3) consecutive months and the incapacity shall be evidenced by a written confirmation from a medical professional, or dies.

(d) A Manager shall perform his/her managerial duties in good faith, in a manner that he/she reasonably believe to be in the best interests of the Company and its Members, and with such care, including reasonable inquiry, as an ordinarily prudent person in the same position would exercise in similar circumstances. A Manager who so performs the duties of Manager shall not incur any liability to the Company by reason of being or having been a Manager of the Company.

(e) In performing his/her duties, a Manager shall be entitled to rely upon information, reports, opinions, or statements made by or received from the following Persons or groups, unless the Manager is in the possession of information regarding the matter in question sufficient to render such reliance unwarranted and provided that the Manager act in good faith and after a reasonable inquiry when the need therefore is indicated by the circumstances: (1) Any officer, employee, or other agent of the Company whom the Manager reasonably believe to be trustworthy and competent regarding the matters presented; (2) Any attorney, independent accountant, or other professional with regard to matters which the Manager reasonably believe to be within such person's area of expertise or competence; or (3) Any committee upon which the Manager does not serve, duly created in accordance with the provisions of this Agreement or the Articles, as to matters within its designated authority, which committee the Manager reasonably believe to be competent regarding the matters within the ambit of its authority.

6.2. Time Commitments.

The Manager shall devote the time, effort, and skill that he/she reasonably believes is necessary to conduct the affairs of the Company and to attend to all matters concomitant to the business of the Company. The Manager is not required to devote all of his/her time or efforts to the operation of the Company.

6.3. Management Powers.

Subject to the express limitations contained in this Agreement or in the Articles, the Managers shall have all powers necessary to carry out the purposes of and to manage the business, property, and affairs of the Company, including, without limitation the power to:

(a) Manage the day-to-day activities of the business including managing any employees or contractors;

(b) Acquire, purchase, alter, renovate, improve, demolish, rebuild, replace, and hold real property and any other property, assets or inventory or to acquire options to purchase such property, assets or inventory, wherever located, that the Managers determine to be in the furtherance of the Company's business or in the best interests of the Company;

(c) Make contracts and guarantees, incur liabilities, act as surety, borrow money, issue evidences of indebtedness in connection therewith, refinance, increase the amount of, modify, amend, or change the terms of, and extend the time for payment of any indebtedness or obligation of the Company; and secure such indebtedness with a lien on Company assets, such as a mortgage, deed of trust, pledge, or security interest;

(d) Sell, lease, exchange, transfer, convey, mortgage, pledge, and otherwise dispose of all or any part of the Company's property and assets, or any interest therein;

(e) Lend money to the Company and otherwise assist its members and employees;

(f) Purchase, take, receive, subscribe for, or otherwise acquire, own, hold, vote, use, employ, sell, mortgage, loan, pledge, or otherwise dispose of and otherwise use and deal in and with stock or other interests in and obligations of any person, or direct or indirect obligations of the United States or of any government, state, territory, governmental district, or municipality, or of any instrumentality of any of them;

(g) Be a promoter, stockholder, partner, member, manager, associate, or agent of any person;

(h) Indemnify or hold harmless any person or guarantee the payment of money or the performance of any contract or obligation of any person;

(i) Sue on, defend, or compromise any claim or liability in favor of or against the Company or submit any such claim to arbitration or other alternative means of dispute resolution or confess a judgment against the Company in connection with any litigation with which the Company is involved; and

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(j) Retain auditors, legal counsel, and such other professional services as the Company may require and determine the appropriate compensation for the same.

6.4. Limitations on Powers.

The Managers shall not be authorized to permit the Company to perform the following acts or to engage in the following transactions without first obtaining the affirmative vote of the Majority Interest of the Members entitled to vote:

(a) The sale or other disposition of all or a substantial part of the Company's assets, whether occurring as a part of a single transaction or a series of transactions over a six-month period, except if the same is part of the orderly liquidation and winding up of the Company's affairs upon the duly authorized dissolution of the Company;

(b) The merger of the Company with another limited-liability company, limited partnership or corporation;

(c) Any alteration of the primary purpose or business of the Company;

(d) The establishment of different classes of Members;

(e) Transactions between the Company and one or more Members or the Manager or one or more of any Member's or Manager's Affiliates, or transactions in which one or more Members, Manager, or Affiliates thereof have a material financial interest, including but not limited to the lending of money to any Member, Manager, or Affiliate of either or any officer of the Company;

(f) Any act which would prevent the Company from conducting its duly authorized business;

(g) The confession of a judgment against the Company; and

(h) The filing of a petition under Title 11 of the United States Code on behalf of the Company.

Notwithstanding any other provision of this Agreement, the written consent of all of the Members owning a Founders Interest (email will suffice) is required to permit the Company to incur an indebtedness or obligation greater than $50,000. Any check, draft, or other instrument requiring the Company to make payment in the amount of $50,000 or more shall require the written consent of all of the Members owning a Founders Interest (email will suffice). Any Manager, acting alone, may endorse checks, drafts, or other evidence of indebtedness to the Company, but only for deposit into one of the Company's accounts.

6.5. Voting Rights.

Except as expressly provided in the Articles or in this Agreement, Members shall have no voting, approval, or consent rights. Members shall have the right to approve or disapprove matters as stated in the Articles and in this Agreement.

6.6. Manager Meetings.

There will be no regular or annual meetings of the Managers. If the Company has more than one Manager, any Manager may call a meeting of all the Managers upon ten (10) days' notice by mail, email, facsimile, or telephone. Such notice shall be waived by any Manager who attends the meeting and does not raise an objection to the meeting based on improper notice at the commencement of the meeting.

6.7. Actions Without Meetings.

Any action required or permitted to be taken by the Managers may be taken without a meeting upon unanimous written consent of the Managers.

6.8. Transactions Between Company and Manager.

Any Manager or Affiliate of a Manager may engage in transactions with the Company, notwithstanding that such transactions may constitute a conflict of interest, as long as the transaction is not expressly prohibited by this Agreement or the Act and both of the following conditions are met:

(a) The terms and conditions of the transaction are fair and reasonable to the Company and are at least as favorable as those that are generally available from Persons capable of providing the same or similar services and those between parties operating at arms length; and

(b) A majority of the Members having no interest in the transaction (other than their interest as Members) submit written consents to consummating the transaction.

6.9. Compensation.

No Manager or Affiliate of a Manager is entitled to compensation for services performed for or goods provided to the Company unless a written Guaranteed Payment is agreed upon by the written consent of all Managers of the Company.

Furthermore, the Manager shall receive the following payments:

(a) In the event that a Manager renders services or provides goods to the Company which he or she would not be required to provide without charge as a Manager, the Company shall pay the Manager for those services or goods, but only to the extent that the payment would not exceed that which would be charged by an independent, capable third party willing to render those services or to provide those goods.

(b) The Company shall reimburse the Manager for the actual costs of goods used by or on behalf of the Company. Any Manager who incurs expenses for professional services required in connection with the formation of the Company and preparation of appropriate documentation shall be reimbursed for such expenses.

6.10. Limitation on Exposing Members to Personal Liability.

Neither the Company nor the Manager nor any Member may take any action which will have the effect of exposing any Member of the Company to personal liability for the obligations of the Company, without first obtaining the consent of the affected Member.

6.11. Limitations on Manager's Liability.

NO PERSON WHO IS A MANAGER SHALL BE PERSONALLY LIABLE UNDER ANY JUDGMENT OF A COURT, OR IN ANY OTHER MANNER, FOR ANY DEBT, OBLIGATION, OR LIABILITY OF THE COMPANY, WHETHER THAT LIABILITY OR OBLIGATION ARISES IN CONTRACT, TORT, OR OTHERWISE, SOLELY BY REASON OF BEING A MANAGER OF THE COMPANY. A MANAGER SHALL NOT BE LIABLE TO THE COMPANY OR TO ANY MEMBER FOR ANY LOSS OR DAMAGE SUSTAINED BY THE COMPANY OR ANY MEMBER, UNLESS THE LOSS OR DAMAGE SHALL HAVE BEEN THE RESULT OF FRAUD, DECEIT, GROSS NEGLIGENCE, RECKLESS OR INTENTIONAL MISCONDUCT, OR A KNOWING VIOLATION OF LAW BY THE MANAGER.

ARTICLE VII.

ALLOCATION OF PROFIT AND LOSS

7.1. Compliance with the Code and Regulations.

The Company intends to comply with the Code and all applicable Regulations, and intends that the provisions of this Article be interpreted consistently with that intent. The "capital account" of a Member shall mean the capital account of that partner from the inception of the partnership as determined in accordance with Section 1-704-1(b)(2)(iv). It is the intent of the Managers, and any advisors, including but not limited to the Company's CPA firm, that all distributions comply with Section 704(b) of the Internal Revenue Code, and that any allocation made to a Member shall be consist with the economic business deal of the partners so that it has substantial economic effect.

7.2. Preferred Liquidation.

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, before any payment shall be made to the holders of Common Units by reason of their ownership thereof, the holders of Preferred Units then outstanding must be paid out of the funds and assets available for distribution to its Members, an amount per Unit equal to the greater of (a) the Original Issuance Price of the Preferred Units, or (b) such amount per Unit as would have been payable immediately prior to such liquidation, dissolution or winding up. If upon any such liquidation, dissolution, or winding up the funds and assets available for distribution to the Members are insufficient to pay the holders of Preferred Units the full amount to which they are entitled under this Section, the holders of Preferred Units will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable.

7.3. Net Profits and Losses

Except as specifically provided elsewhere in this Agreement, such as Section 7.2 above, Distributions of Net Profits and Net

Losses shall be made to Members in proportion to a Member's Percentage Interest as listed in Exhibit A, as amended from time to time.

However, the foregoing will not apply to the extent that it would result in a Negative Capital Account balance for any Member equal to the Company Minimum Gain which would be realized by that Member in the event of a foreclosure of the Company's assets. Any Net Loss which is not allocated in accordance with the foregoing provision shall be allocated to other Members who are unaffected by that provision. When subsequent allocations of profit and loss are calculated, the losses reallocated pursuant to this provision shall be taken into account such that the net amount of the allocation shall be as close as possible to that which would have been allocated to each Member if the reallocation pursuant to this Section had not taken place.

7.4. Regulatory Allocations.

If any Member unexpectedly receives any adjustment, allocation, or distribution as described in Reg. Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Company gross income and gain shall be specially allocated to that Member in an amount and manner sufficient to eliminate any deficit balance in the Member's Capital Account created by such adjustment, allocation, or distribution as quickly as possible. Any special allocation under this Agreement shall be taken into account in computing subsequent allocations of Profits and Losses so that the net amount of allocations of income and loss and all other items shall, to the extent possible, be equal to the net amount that would have been allocated if the unexpected adjustment, allocation, or distribution had not occurred. The provisions of this Section, and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Reg. Sections 1.704-1(b) and 1.704-2 and shall be interpreted and applied in a manner consistent with such Regulations.

Notwithstanding the above or any other provision of this Agreement, the following applies:

(a) Should there be a net decrease in Company Minimum Gain in any taxable year, the Manager shall specially allocate to each Member items of income and gain for that year (and, if necessary, for subsequent years) as required by the Regulations governing "minimum gain chargeback" requirements, Section 1.704-2(f) prior to making any other allocations.

(b) Should there be a net decrease in Company Minimum Gain based on a Member Nonrecourse Debt in any taxable year, the Manager shall first determine the extent of each Member's share of the Company Minimum Gain attributable to Member Nonrecourse Debt in accordance with Regulations Section 1.704(i)(5). The Manager shall then specially allocate items of income and gain for that year (and, if necessary, for subsequent years) in accordance with Regulations Section 1.704(i)(4) to each Member who has a share of the Company Nonrecourse Debt Minimum Gain.

(c) The Manager shall allocate nonrecourse deductions for any taxable year to each Member in proportion to his or her Membership Interest in accordance with the Unit(s) owned.

(d) The Manager shall allocate Member Nonrecourse Deductions for any taxable year to the Member who bears the risk of loss with respect to the nonrecourse debt to which the Member Nonrecourse Deduction is attributable, as provided in Regulations Section 1.704-2(i)

(e) If a Member unexpectedly receives any allocation of loss or deduction, or item thereof, or distributions which result in the Member's having a Negative Capital Account balance at the end of the taxable year greater than the Member's share of Company Minimum Gain, the Company shall specially allocate items of income and gain to that Member in a manner designed to eliminate the excess Negative Capital Account balance as rapidly as possible. Any allocations made in accordance with this provision shall be taken into consideration in determining subsequent allocations under ARTICLE VII, so that, to the extent possible, the total amount allocated in this and subsequent allocations equals that which would have been allocated had there been no unexpected adjustments, allocations, and distributions and no allocation pursuant to this Agreement.

(f) In accordance with Code Section 704(c) and the Regulations promulgated pursuant thereto, and notwithstanding any other provision in this Section, income, gain, loss, and deductions with respect to any property contributed to the Company shall, solely for tax purposes, be allocated among Members taking into account any variation between the adjusted basis of the property to the Company for federal income tax purposes and its fair market value on the date of contribution. Allocations pursuant to this subsection are made solely for federal, state, and local taxes and shall not be taken into consideration in determining a Member's Capital Account or share of Net Profits or Net Losses or

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any other items subject to Distribution under this Agreement.

(g) Upon a liquidation of the partnership, or any Member's interest, liquidating distributions must be made in accordance with the positive capital account balance of the partners. If a partner has a deficient balance in his, or her capital account following the liquidation of his or her interest, the Member must restore the deficient by the later of (1) the end of the taxable year of the liquidation of the partner's interest, or (2) 90 days after the date of liquidation.

7.5. Distributions.

For each Fiscal Year of the Company (except the Fiscal Year in which the Company is Liquidated), and to the extent of Distributable Cash, the Company shall distribute to the Members on an annual basis an amount sufficient to enable the Members to pay their respective federal and state income tax liabilities attributable to their respective distributable shares of the Company's taxable income. The Tax Distribution shall be completed not later than ninety (90) days after the end of the Fiscal Year in which the Company has taxable income allocable to its Members. Except as otherwise provided in the next sentence, the Tax Distribution shall be distributed to those Members to whom the Company's taxable income is allocated and in proportion to such allocations.

Additionally, the Managers may elect, by Majority Interest approval, to make a Distribution of assets at any time that would not be prohibited under the Act or under this Agreement. Such a Distribution shall be made in proportion to the unreturned capital contributions of each Member until all contributions have been paid, and thereafter in proportion to each Member's interest in the Company. All such distributions shall be made to those Persons who, according to the books and records of the Company, were the holders of record of Membership Interests on the date of the distribution. Neither the Company nor any Manager shall be liable for the making of any distributions in accordance with the provisions of this Section.

(a) The Manager shall not make any distribution if, after giving effect to the distribution: (1) the Company would not be able to pay its debts as they become due in the usual course of business; or (2) the Company's total assets would be less than the sum of its total liabilities plus, unless this Agreement provides otherwise, the amount that would be needed, if the Company were to be dissolved at the time of distribution, to satisfy the preferential rights of other Members upon dissolution that are superior to the rights of the Member receiving the distribution.

(b) The Manager may base a determination that a distribution is not prohibited under this Section on any of the following: (1) financial statements prepared on the basis of accounting practices and principles that are reasonable under the circumstances; (2) a fair valuation; or (3) any other method that is reasonable under the circumstances.

(c) Except as provided in Corp Code Section 17254(e) the effect of a distribution under this Section is measured as of the date the distribution is authorized if the payment occurs within 120 days after the date of authorization, or the date payment is made if it occurs more than 120 days after the date of authorization.

(d) A Member or Manager who votes for a distribution in violation of this Agreement or the Act is personally liable to the Company for the amount of the distribution that exceeds what could have been distributed without violating this Agreement or the Act, if it is established that the Member or Manager did not act in compliance with this Agreement.

7.6. Return of Distributions.

Members shall return to the Company any distributions received which are in violation of this Agreement or the Act. Such distributions shall be returned to the account or accounts of the Company from which they were taken in order to make the distribution. If a distribution is made in compliance with the Act and this Agreement, a Member is under no obligation to return it to the Company or to pay the amount of the distribution for the account of the Company or to any creditor of the Company.

7.7. Members Bound by These Provisions.

The Members understand and acknowledge the tax ramifications of the provisions of this Article of the Agreement and agree to be bound by these provisions in reporting items of income and loss relating to the Company on their federal and state income tax returns.

ARTICLE VIII.

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TRANSFERS AND TERMINATIONS OF MEMBERSHIP INTERESTS

8.1. Restriction on Transferability of Membership Interests.

A Member may not transfer, assign, encumber, or convey all or any part of his or her Membership Interest in the Company, except as provided herein. In entering into this Agreement, each of the Members acknowledge the reasonableness of this restriction, which is intended to further the purposes of the Company and the relationships between the Members. Except as the result of a transfer of all of a Member's Membership Interest pursuant to the provisions of this Article, a Member may not withdraw from the Company.

8.2. Permitted Transfers.

In order to be permitted, a transfer or assignment (any non-sale event) of all or any part of a Membership Interest must have the Majority Interest approval of the non-transferring Common Units of the Company who are entitled to vote. Each Member, in his or her sole discretion, may proffer or withhold approval. In addition, the following conditions must be met:

  (a) The transferee must provide a written agreement, satisfactory to the Members, to be bound by all of the provisions of this Agreement;

  (b) The transferee must provide the Company with his or her taxpayer identification number and initial tax basis in the transferred interest;

  (c) The transferee must pay the reasonable expenses incurred in connection with his or her admission to Membership;

  (d) The transfer must be in compliance with all federal and state securities laws;

  (e) The transfer must not result in the termination of the Company pursuant to Code Section 708

  (f) The transfer must not render the Company subject to the Investment Company Act of 1940, as amended; and

  (g) The transferor must comply with the provisions of ARTICLE VIII.

Notwithstanding anything to the contrary in this Article VIII, without the prior consent of the Manager or any other Members, a Member shall have the right to transfer its Membership Interest to a Person who belongs to the Member's immediate family, to a family-related trust of the Member, or to an Affiliate of the Member. For purposes hereof, a family member and other related persons shall consist of Persons who are considered related under Internal Revenue Code Sections 267(b) and 707(b).

8.3. Right to Purchase Transferor's Interest Upon Bona Fide Offer.

In the event that any Member receives a Bona Fide Offer (as defined below) to purchase the Member's Membership Interest and in the further event that the Member desires to accept the Bona Fide Offer and acceptance does not violate one of the transfer restrictions as set forth in Section 8.2, the Member shall promptly send notice to the Company and the Remaining Members, and the Company and the Remaining Members shall have an option to purchase the Member's Membership Interest, in accordance with the procedures set forth in this Agreement.

For purposes of this Agreement, an offer shall only be considered to be a "Bona Fide Offer" if it is accompanied by a bank or certified check in an amount equal to not less than 35% of the purchase price specified in the Bona Fide Offer and the identity of the purchaser is disclosed.

After receipt of notice, the Company, or if the Company declines its option then the Remaining Members, shall have the option to purchase the transferor's interest at the same price as the Bona Fide Offer. The option provided to the Company to purchase the transferor's interest shall:

  (a) Be irrevocable and shall remain open for thirty (30) days from the date that notice is given, except that if notice is given by regular mail, the option shall remain open for thirty-five (35) days from the date that notice is given to the Company.

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(b) At any time while the option remains open, the Company may elect to exercise the option and purchase the transferor's interest in the Company, pursuant to Section 8.2. The transferor Member shall not vote on the question of whether the Company should exercise its option. If the Company chooses to exercise its option to purchase the transferor's interest, it shall provide written notice to the transferor within the option period. The notice shall specify a closing date for the purchase, which shall occur within thirty (30) days of the expiration of the option period. On the closing date, the transferor shall be paid in accordance with Section 8.6.

(c) If the Company declines its option to purchase, each of the Remaining Members shall be entitled to purchase that portion of the transferor Member's interest that corresponds to his or her percentage ownership of Common Units. If the holders of Common Units decline to purchase the entire interest, it will then be offered to Preferred Unit Holders under the same procedures (together "the Remaining Members").

(d) If any Remaining Member elects to purchase none or less than all of his/her pro rata share of the transferor Member's Membership Interest, then the Remaining Members can elect to purchase more than their pro rata share. If the Remaining Members fail to purchase the entire interest of the transferor Member, the Company may elect to purchase any remaining share of the transferor Member's Membership Interest.

(e) If the Company and the Remaining Members decline to exercise the option to purchase the transferor Member's entire Membership Interest, the transferor Member may then transfer his or her Membership Interest in accordance with Section 8.2. Any transfer not in compliance with the provisions of Section 8.2 shall be null and void and have no force or effect.

8.4. Triggering Event.

Upon the death, dissolution of marriage, retirement, expulsion, insanity, bankruptcy, or dissolution of any Member, the Company and the Remaining Members shall have the right to purchase the Membership Interest of the Member. The interest shall be sold in the manner described in Section 8.6.

If, in connection with the divorce or dissolution of the marriage of a Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion thereof, to that Member's spouse (an "Award"), then, notwithstanding that such transfer would constitute an unpermitted transfer under this Agreement, that Member shall have the right to purchase from his or her former spouse the Membership Interest, or portion thereof, that was so transferred, and such former spouse shall sell the Membership Interest or portion thereof to that Member at the price set forth below in Section 8.6 hereof. If the Member has failed to consummate the purchase within one hundred eighty (180) days after the court award (the "Expiration Date"), the Company and the Remaining Members shall have the option to purchase from the former spouse the Membership Interest or portion thereof pursuant to terms of this Agreement.

8.5. Purchase of Membership Interest Where No Bona Fide Offer Exists.

In the event that any Member, not in receipt of a Bona Fide Offer, desires to dispose of his or her Membership Interest, that Member shall promptly send notice to the Company and the Remaining Members, and the Company and the Remaining Members shall have an option to purchase the Member's Membership Interest, in accordance with the procedures set forth in this Agreement.

The purchase price of a Member's Membership Interest shall be determined in accordance with any Bona Fide Offer, or if no Bona Fide Offer exists, with the procedures set forth below:

(a) The purchase price of the Membership Interest shall be the "Fair Market Value" of the interest. "Fair Market Value" means the cash price that a willing buyer would pay to a willing seller when neither is acting under compulsion and when both have reasonable knowledge of the relevant facts on the date the option is first exercisable (the Option Date). Each of the selling and purchasing parties shall use his, her, or its best efforts to mutually agree upon the Fair Market Value. If the parties are unable to so agree within thirty (30) days, the selling party shall appoint, within thirty (30) days one appraiser, and the purchasing party shall appoint one appraiser. The two appraisers shall within a period of ten (10) additional days, agree upon and appoint an additional appraiser. The three appraisers shall, within thirty (30) days after the appointment of the third appraiser, determine the Fair Market Value of the Membership Interest in writing and submit their report to all the parties. The Fair Market Value shall be determined by disregarding the appraiser's valuation that diverges the greatest from each of the other two appraisers' valuations, and the arithmetic mean of the remaining two appraisers' valuations shall be the Fair Market Value. Each purchasing party shall pay for the services of the appraiser selected by it, plus one half of the fee charged by the third appraiser, and one half of all other costs relating to the determination of Fair Market Value. The purchase price as so determined shall be payable in accordance with Section 8.6.

(b) Once a value has been determined, the Company may elect to exercise the option and purchase the transferor Member's Membership Interest in the Company within thirty (30) days of the determined value. The transferor Member shall not vote on the question of whether the Company should exercise its option. If the Company chooses to exercise its option to purchase the transferor's interest, it shall provide written notice to the transferor Member within thirty (30) days.

(c) If the Company declines its option to purchase, each of the Remaining Members shall be entitled to purchase that portion of the transferor Member's Membership Interest that corresponds to his or her percentage ownership of Common Units. If the holders of Common Units decline to purchase the entire interest, it will then be offered to Preferred Unit Holders under the same procedures.

(d) If any Remaining Member elects to purchase none or less than all of his/her pro rata share of the transferor Member's Membership Interest, then the Remaining Members can elect to purchase more than their pro rata share. If the Remaining Members fail to purchase the entire interest of the transferor Member, the Company may elect to purchase any remaining share of the transferor Member's Membership Interest.

(e) At closing, the transferor Member shall deliver to the Manager and the Remaining Members an instrument of title, free of any encumbrances and containing warranties of title, duly conveying his or her interest in the Company and, in return, he or she shall be paid the purchase price in accordance with Section 8.6. The transferor Member, the Manager, and the Remaining Members shall perform all acts reasonably necessary to consummate the transaction in accordance with this Agreement.

8.6. Payment of Purchase Price.

The payment terms shall be the same as those defined within a Bona Fide Offer, or if no Bona Fide Offer exists, the payment terms shall be twenty percent (20%) of the purchase price payable at the closing, with the balance paid pursuant to the terms agreed upon by the transferor Member and the purchaser.

8.7. Termination of Membership Interest.

Upon the transfer of a Member's Membership Interest in violation of this Agreement or any material breach of this Agreement that remains uncured after thirty (30) days written notice of the breach, at the option of the Manager or the Remaining Members holding a Majority Interest held by all Remaining Members, the Membership Interest of such Member may be terminated or such Membership Interest may be purchased by the Company or the Remaining Members as provided in Article VIII. Each Member acknowledges and agrees that such termination or purchase of a Membership Interest upon the occurrence of any of the foregoing events is not unreasonable under the circumstances existing as of the date hereof.

8.8. No Release of Liability.

Any Member whose interest in the Company is sold or transferred pursuant to Article VIII is not relieved thereby of any liability he or she may owe the Company prior to the date of sale or departure.

ARTICLE IX.

BOOKS, RECORDS, AND REPORTING

9.1. Books and Records.

The Manager shall maintain at the Company's principal place of business the following books and records:

(a) A current list of the full name and last-known business or residence address of each Member and Manager, together with the Capital Contribution, Capital Account, and Membership Interest of each Member;

(b) A copy of the Articles and all amendments thereto, together with executed copies of any powers of attorney pursuant to which the Articles or any amendments thereto were executed;

(c) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six (6) most recent taxable years;

(d) A copy of this Agreement and any amendments hereto, together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments hereto were executed;

(e) Copies of the Company's financial statements, if any, for the six (6) most recent fiscal years;

(f) The books and records of the Company as they relate to its internal affairs for at least the current and past four (4) fiscal years; and

(g) True and correct copies of all relevant documents and records indicating the amount, cost and value of all of the property and assets of the Company.

9.2. Accounting Methods.

The books and records of the Company shall be maintained in accordance with the accounting methods utilized for federal income tax purposes.

9.3. Reports.

The Manager shall cause to be prepared and filed in a timely manner all reports and documents required by any governmental agency. The Manager shall cause to be prepared at least annually all information concerning the Company's operations that is required by the Members for the preparation of their federal and state tax returns. The Manager shall send to each Member within ninety (90) days of the conclusion of the taxable year:

(a) All information concerning the Company's operations necessary to the preparation of the Member's individual federal and state income tax or information returns;

(b) A copy of the Company's federal, state, and local income tax or information returns for the taxable year, if the Company has thirty-five (35) or fewer Members; and

(c) An annual report containing a balance sheet as of the end of the fiscal year as well as an income statement and statement of changes in financial position, accompanied by the report thereon, if any, of the independent accountant engaged by the Company, or, if there is no report, a signed certificate from the Manager that the financial statements were prepared from the unaudited books and records of the Company, if the Company has more than thirty-five (35) Members.

9.4. Inspection Rights.

For purposes reasonably related to their interests in the Company, all Members shall have the right to inspect and copy the books and records of the Company during normal business hours, upon reasonable request. The Manager shall provide Members with copies of all Company records and documents to which Members are entitled under the Act.

Additionally, the Company shall furnish to each Purchaser of Preferred Units who invests at least $100,000 (a "Major Purchaser") (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal quarter, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

9.5. Bank Accounts.

The Manager shall maintain all of the funds of the Company in a bank account or accounts in the name of the Company, at a depository institution or institutions to be determined by the Manager. The Manager shall not permit the funds of the Company to be commingled in any manner with the funds or accounts of any other Person. The Manager shall have the powers enumerated in this Agreement with respect to endorsing, signing, and negotiating checks, drafts, or other evidence of indebtedness to the Company or obligating the Company to pay money to a third party.

9.6. Tax Matters Member (Tax Matters Partner).

The Company designates the Marlo Giudice as Tax Matters Member (Tax Matters Partner), as defined in Code Section 6231(a)(7) to represent the Company, at the Company's expense, in all examinations of the Company's affairs by taxing authorities and to expend Company monies to obtain necessary professional services in connection with such examinations.

ARTICLE X.

DISSOLUTION, LIQUIDATION, AND WINDING UP

10.1. Conditions Under Which Dissolution Shall Occur.

The Company shall dissolve and its affairs shall be wound up upon the happening of the first to occur of the following:

(a) At the time specified in the Articles;

(b) Upon the vote of all of the Members to dissolve;

(c) Upon the entry of a decree of judicial dissolution pursuant to CA Corp Code Section 17707.03;

(d) Upon the happening of any event specified in the Articles as causing or requiring dissolution; or

(e) Upon the sale of all or substantially all of the Company's assets.

10.2. Winding Up and Dissolution.

If the Company is dissolved, the Remaining Members shall wind up its affairs, including the selling of all of the Company's assets and the provision of written notification to all of the Company's creditors of the commencement of dissolution proceedings.

10.3. Order of Payment.

After determining that all known debts and liabilities of the Company in the process of winding up have been paid or provided for, including, without limitation, debts and liabilities to Members or Manager who are creditors of the Company, the Manager shall distribute the remaining assets among the Members in accordance with their Positive Capital Account balances, after taking into consideration the profit and loss allocations made pursuant to ARTICLE VII. Members shall not be required to restore Negative Capital Account Balances.

10.4. Members' Receipt of Payment.

Except as otherwise provided in this Agreement or by the Act, the Members are entitled to payment of their Capital Account balances only from the Company and are not entitled to recover their Positive Capital Account balance or share of Net Profits from any individual Member or Manager, except as provided in this Agreement.

10.5. Certificates to Be Filed.

Upon the dissolution of the Company, the Manager shall file a Certificate of Dissolution with the Secretary of State. After the winding up of the Company's affairs has been completed, the Manager shall file a Certificate of Cancellation of the Articles of Organization with the Secretary of State. If all Members vote to dissolve the Company, the Manager shall only file a Certificate of Cancellation of the Articles of Organization with the Secretary of State.

ARTICLE XI.

INDEMNIFICATION OF AGENTS

The Company shall indemnify any Member or Manager and may indemnify any Person to the fullest extent permitted by law on the date such indemnification is requested for any judgments, settlements, penalties, fines, or expenses of any kind incurred as a result of that Person's performance in the capacity of Member, Manager, officer, employee, or agent of the Company, as long as the Member, Manager, or Person did not behave in violation of this Agreement.

ARTICLE XII.

MISCELLANEOUS PROVISIONS

12.1. Assurances.

Each Member shall execute all documents and certificates and perform all acts deemed appropriate by the Manager and the Company or required by this Agreement or the Act in connection with the formation and operation of the Company and the acquisition, holding, or operation of any property by the Company.

12.2. Complete Agreement.

This Agreement and the Articles constitute the complete and exclusive statement of the agreement among the Members with respect to the matters discussed herein and therein and they supersede all prior written or oral statements among the Members, including any prior statement, warranty, or representation.

12.3. Section Headings.

The section headings which appear throughout this Agreement are provided for convenience only and are not intended to define or limit the scope of this Agreement or the intent or subject matter of its provisions.

12.4. Binding Effect.

Subject to the provisions of this Agreement relating to the transferability of Membership interests, this Agreement is binding upon and shall inure to the benefit of the parties hereto and their respective heirs, administrators, executors, successors, and assigns.

12.5. Interpretation.

All pronouns and common nouns shall be deemed to refer to the masculine, feminine, neuter, singular, and plural, as the context may require. In the event that any claim is made by any Member relating to the drafting and interpretation of this Agreement, no presumption, inference, or burden of proof or persuasion shall be created or implied solely by virtue of the fact that this Agreement was drafted by or at the behest of a particular Member or his or her counsel.

12.6. Company Counsel.

Company counsel may also be counsel to any Member, Manager, or Affiliate of a Member or Manager, if a majority of the Members who are not individually represented by such counsel agree. The Members may execute on behalf of the Members and the Company any written consents to such representation as may be required by the California Rules of Professional Conduct or the rules governing professional conduct in other jurisdictions. Bend Law Group, PC been initially selected to serve as Company counsel. The Members expressly acknowledge that Bend Law Group, PC does not represent any Member, Manager, or Affiliate of a Member or Manager, unless they have approved such representation and an express written agreement regarding such representation has been provided to them. The Members acknowledge and agree that Company counsel owes them no direct duties and that Company counsel's duties shall be owed to the Company and to any Member or Manager or Affiliate of a Member or Manager which he or she represents individually.

12.7. Applicable Law.

Each Member agrees that all disputes arising under or in connection with this Agreement and any transactions contemplated by this Agreement shall be governed by the internal law, and not the law of conflicts, of the State of California.

12.8. Jurisdiction and Venue.

Each Member agrees to submit to the exclusive jurisdiction of the federal and state courts of the State of California in any action arising out of a dispute under or in connection with this Agreement or any transaction contemplated by this Agreement. Each Member further agrees that personal jurisdiction may be effected upon him or her by service of process by registered or certified mail addressed as provided in Exhibit A attached hereto, and that when service is so made, it shall be as if personal service was effected within the State of California.

12.9. Specific Performance.

The Members acknowledge and agree that irreparable injury shall result from a breach of this Agreement and that money damages will not adequately compensate the injured party. Accordingly, in the event of a breach or a threatened breach of this Agreement, any party who may be injured shall be entitled, in addition to any other remedy which may be available, to injunctive relief to prevent or to correct the breach.

12.10. Arbitration.

Except as otherwise provided in this Agreement, any dispute arising out of this Agreement shall be submitted to the American Arbitration Association for resolution. The arbitration shall be scheduled to take place in San Francisco, California, and all of the fees and costs of the arbitration shall be shared equally by the parties. Attorney fees may be awarded to the prevailing party at the discretion of the arbitrator, but the arbitrator shall have no power to alter or amend this Agreement or to award any relief inconsistent with the provisions herein or unavailable in a court of law.

12.11. Remedies Cumulative.

The remedies described in this Agreement are cumulative and shall not eliminate any other remedy to which a Person may be lawfully entitled.

12.12. Notices.

Any notice or other writing to be served upon the Company or any Member thereof in connection with this Agreement shall be in writing and shall be deemed completed when delivered to the address specified in Exhibit A, if to a Member, and to the resident agent, if to the Company. Any Member shall have the right to change the address at which notices shall be served upon ten (10) days' written notice to the Company and the other Members.

12.13. Amendments.

Any amendments, modifications, or alterations to this Agreement or the Articles must be in writing and signed by all of the Members.

12.14. Severability.

Each provision of this Agreement is severable from the other provisions. If, for any reason, any provision of this Agreement is declared invalid or contrary to existing law, the inoperability of that provision shall have no effect on the remaining provisions of the Agreement which shall continue in full force and effect.

12.15. Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall, when taken together, constitute a single document.

12.16. Spousal Consent.

Within ten (10) days of becoming a Member of the Company or ten (10) days after an individual marries, such Member shall have his or her spouse execute a consent in the same or similar form as the one attached to this Agreement.

IN WITNESS WHEREOF, all of the Members of Marlo's Bakeshop, LLC, a California limited-liability company, have executed or caused to be executed this Agreement, effective as of the date set forth at the commencement of the document.

_____   Dated:___1/01/2017_____
Marlo Giudice

_____   Dated:_____
[NAME]

_____   Dated:_____
[NAME]

_____   Dated:_____
[NAME]

_____   Dated:_____
[NAME]

CONSENT OF SPOUSE

I, the undersigned, am the spouse of a Member who is a party to the foregoing Agreement. I have read the Agreement, I understand its contents, and I expressly acknowledge that the Agreement contains provisions by which my spouse grants the Company and the other Members the right to purchase his or her Membership Interest, including my community interest, if any, in that Membership Interest. I accept and agree to the foregoing provision and consent to such a sale, should it occur. I agree that any interest I may have in the Membership Interest of my spouse is subject to the provisions of the Agreement including, without limitation, the provision cited above, and I shall take no action to hinder or delay the operation of the Agreement with regard to the Membership Interest or my interest in the Membership Interest.

_____
Name:
Spouse's Name:
Dated:

_____
Name:
Spouse's Name:
Dated:

_____
Name:
Spouse's Name:
Dated:

_____
Name:
Spouse's Name:
Dated:

EXHIBIT A

MEMBER INFORMATION FOR MARLO'S BAKESHOP, LLC

PRIOR TO COMPLETION OF OFFERING:

Member Address	Units	Percentage Interest	Date Admitted
Marlo Guidice 3015 Van Ness Unit 11 San Francisco, CA 94109	8,000,000 Common	100%	September 9, 2013

AFTER COMPLETION OF THE OFFERING:

Member Address	Units	Percentage Interest	Date Admitted
Marlo Guidice 3015 Van Ness Unit 11 San Francisco, CA 94109	8,000,000 Common	XX%	September 9, 2013
Name Address	XX Preferred	XX%	[DATE]

<u>**EXHIBIT B**</u>

Duplicate this Exhibit B for each Manager or paid Member of Marlo's Bakeshop, LLC

1.   The following is a complete list of all inventions or other intellectual property relevant to the subject matter of my engagement with Marlo's Bakeshop, LLC (the "Company") that have been made or conceived or first reduced to practice by me alone or jointly with others prior to my engagement by the Company:

Attach additional sheets if necessary (if nothing is listed or attached, I have no inventions or improvements relevant to the subject matter).

2.   I propose to bring to my engagement the following devices, materials, and documents of a former employer or other person to whom I have an obligation of confidentiality that are not generally available to the public, which materials and documents may be used in my engagement pursuant to the express written authorization of my former employer or such other person (a copy of which is attached hereto):

Attach additional sheets if necessary (if nothing is listed or attached, I am not providing any material of a former employer or other person).

_____

Name: Marlo Giudice

Date: